                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. )*

                                   NYFIX, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000099047
                     ---------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                               Benjamin S. Reichel
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 ---------------------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 11, 2005
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------------
*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 2 of 6
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Carl E. Warden
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  1,839,688(1)
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               1,839,688(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               1,839,688(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 100,000 shares of common stock held by The Carl and Vicki
Warden Family Foundation (the "Foundation"), of which Mr. Warden is the trustee,
(ii) 359,718 shares held in a multi-generational trust (the "Trust") and (iii)
60,000 shares for which Mr. Warden has a power of attorney (the "Power of
Attorney Shares") which enables him to vote and dispose of such shares. Mr.
Warden disclaims beneficial ownership of the shares held by the Foundation and the Trust as well as the Power of Attorney Shares. Does not include an aggregate of 1,589,165 shares of Common Stock held by certain adult family members of Mr.
Warden and their children.

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 3 of 6
------------------------                                 -----------------------

                            STATEMENT ON SCHEDULE 13D

     This Statement on Schedule 13D (the "Statement") is filed on behalf of Carl
E. Warden with the Securities and Exchange Commission.

ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of NYFIX, Inc., a
Delaware corporation (the "Issuer"). The principal executive offices of the
Issuer are located at 333 Ludlow Street, Stamford, Connecticut 06902.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  NAME

          Carl E. Warden.

     (b)  RESIDENCE OR BUSINESS ADDRESS

          1516 Country Club Drive, Los Altos, CA 94024.

     (c)  PRINCIPAL OCCUPATION OR EMPLOYMENT

          Mr. Warden is a self-employed private investor. His address is set forth in (b) above.

     (d)  CRIMINAL PROCEEDINGS

     During the last five years, Mr. Warden has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  CIVIL SECURITIES LAW PROCEEDINGS

     During the last five years, Mr. Warden has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP

          United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the shares of Common Stock beneficially held by Mr. Warden were paid for using his personal funds other than the Power of Attorney Shares (as hereinafter defined) which were paid for with the personal funds (loaned to them by Mr. Warden) of the individuals for which Mr. Warden holds the power of attorney.

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 4 of 6
------------------------                                 -----------------------

ITEM 4.   PURPOSE OF TRANSACTION.

     The shares of Common Stock were acquired for investment purposes. Mr.
Warden presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by Mr. Warden is as follows:

   Aggregate Number of      Number of Shares: Sole      Number of Shares: Shared      Approximate
       Shares              Power to Vote or Dispose     Power to Vote or Dispose      Percentage*
--------------------------------------------------------------------------------------------------
     1,839,688(1)               1,839,688(1)                       0                      5.7%
--------------------------------------------------------------------------------------------------
     * Based on 32,394,380 shares of Common Stock, outstanding as of October 31,
2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the
quarter ended September 30, 2004.

     (1) Includes (i) 100,000 shares of Common Stock held by The Carl and Vicki
Warden Family Foundation (the "Foundation"), of which Mr. Warden is the trustee,
(ii) 359,718 shares of Common Stock held in a multi-generational trust (the
"Trust") and (iii) 60,000 shares of Common Stock for which Mr. Warden has a power of attorney (the "Power of Attorney Shares") which enables him to vote and dispose of such shares. Mr. Warden disclaims beneficial ownership of the shares held by the Foundation and the Trust as well as the Power of Attorney Shares.
Does not include an aggregate of 1,589,165 shares of Common Stock held by certain adult family members of Mr. Warden and their children.

     (c) During the past 60 days, Mr. Warden effected no transactions in shares of Common Stock other than as set forth in the following table. All purchases were made in the open market:

    --------------------------------------------------------------------------
      Purchase Date             Number of shares             Purchase Price
    --------------------------------------------------------------------------
      01/11/2005                  4,300.00                     $5.283
      01/12/2005                  1,300.00                     $5.276
      01/13/2005                   200.00                       $5.28
      01/14/2005                  1,000.00                      $5.28
      01/18/2005                  4,000.00                     $5.285
      01/19/2005                  7,872.00                     $5.215
      01/20/2005                  1,528.00                     $5.0848
      01/21/2005                  2,300.00                     $5.124
      01/24/2005                  6,000.00                      $5.08
      01/25/2005                  40,395.00                    $4.443
      01/26/2005                  1,605.00                     $4.438
      01/28/2005                  14,392.00                    $4.6414
      01/31/2005                  3,600.00                     $4.925
      02/01/2005                  15,900.00                    $4.8382
      02/03/2005                  4,000.00                      $4.8
      02/08/2005                  1,000.00                      $4.82
    --------------------------------------------------------------------------

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 5 of 6
------------------------                                 -----------------------

     In addition, Mr. Warden purchased the following shares as Power of
Attorney:

    --------------------------------------------------------------------------
      Purchase Date             Number of shares             Purchase Price
    --------------------------------------------------------------------------
      01/05/2005                  10,000                       $5.7335
      01/13/2005                  10,000                       $5.3034
      01/13/2005                  10,000                       $5.397
      01/25/2005                  10,000                       $4.255
    --------------------------------------------------------------------------

     (d) No person other than Mr. Warden is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock except with respect to the shares that Mr.
Warden purchased as Power of Attorney.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     Mr. Warden has a Power of Attorney to vote or dispose of 10,000 shares (for an aggregate of 60,000 shares) from each of the following individuals: Michelle
A. O'Donnell, Gene-a Michelle Salvati, Lorena Randle, Scott Phillips, Paul
Sandoval and Dania Hansen.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 6 of 6
------------------------                                 -----------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2005

/s/ Carl E. Warden
--------------------------------
Carl E. Warden